Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

For the Nine Months Ended September 30, 2018
(dollars in thousands)
Income before unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interests	$353,319
Interest expense
Senior notes payable and other debt	331,973
Distributions from unconsolidated entities	60,164
Earnings	$745,456
Interest
Senior notes payable and other debt expense	$331,973
Interest capitalized	8,003
Fixed charges	$339,976

Ratio of Earnings to Fixed Charges	2.19